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RECEIVED MAR 04 2002 352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paramount Financial Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3825 Columbus Road SW
(No. and Street)

Granville	OH	43023-0496
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Menzer (740) 587-4150
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fentress, Brown, CPAs & Associates, LLC
(Name — *if individual, state last, first, middle name*)

8001 Ravines Edge Court, Suite 112	Columbus	OH	43235-5423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

3/21/02

OATH OR AFFIRMATION

I, Michael J. Menzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fentress, Brown, CPAs & Associates, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

NOTARIAL SEAL STATE OF OHIO

JOYCE C. ALLEY
Notary Public, State of Ohio
My Commission Expires 3-22-05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fentress, Brown
CPAs & ASSOCIATES

Todd M. Fentress, CPA
Amy C. Brown, CPA

8001 Ravines Edge Court • Suite 112 • Columbus, OH 43235-5421 • phone: 614.825.0011 • fax: 614.825.0014 • e-mail: info@fentressbrown.com
visit our website at *www.fentressbrown.com*

Independent Auditors' Report

To the Board of Directors of
Paramount Financial Capital Markets, Inc.
Granville, Ohio

We have audited the accompanying balance sheets of Paramount Financial Capital Markets, Inc. (a wholly owned subsidiary of PFG Holdings, Inc.), as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount Financial Capital Markets, Inc., at December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity (deficit) and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Fentress, Brown, CPAs + Assoc.

Fentress, Brown, CPAs & Associates, LLC
Certified Public Accountants
Columbus, Ohio
February 16, 2002

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

Current Assets	2001	2000
Cash in Bank	$ 6,425	$ 7,289
Accounts Receivable	11,193	16,360
Prepaid Expenses	900	900
Investment in Marketable Securities (available for sale)	42,576	53,392
Total Assets	$ 61,094	$ 77,941

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities	2001	2000
Accounts Payable - Trade	$ 2,100	$ 2,200
Deferred Tax Liability	4,551	4,551
Total Liabilities	6,651	6,751
Stockholders' Equity		
Common stock - $1 par, 100,000 shares authorized; 10,000 shares issued and outstanding	10,000	10,000
Additional Paid-in Capital	11,099	11,099
Retained Earnings	25,151	31,082
Accumulated Other Comprehensive Income - Net Unrealized Gains on Securities	8,193	19,009
	54,443	71,190
Total Liabilities and Stockholders' Equity	$ 61,094	$ 77,941

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
STATEMENTS OF INCOME
For the years ended December 31, 2001 and 2000

	2001	2000
Revenue		
Commissions	$ 967,527	$ 1,941,410
Other Revenue		
Interest and Dividend Income	107	182
Realized Gain (Loss) on Sale of Investments	-0-	-0-
Total Revenue	967,634	1,941,592
Operating Expenses		
Commission Expense	966,628	1,886,003
Legal and Professional	1,674	3,975
Management Fee	-0-	37,061
Taxes & Insurance	4,119	1,570
Other Expenses	1,144	1,196
Total Operating Expenses	973,565	1,929,805
Net Income Before Provision for Income Tax	(5,931)	11,787
Provision for Income Tax Expense	-0-	-0-
Net Income / (Loss)	$ (5,931)	$ 11,787

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Comprehensive Income	Total
Stockholders' Equity (Deficit), January 1, 2000	$ 10,000	$ 11,099	$ 19,295	$ 21,673	$ 62,067
Net Income	-0-	-0-	11,787	-0-	11,787
Unrealized holding gains (losses) on securities, net of tax	-0-	-0-	-0-	(2,664)	(2,664)
Stockholders' Equity (Deficit), December 31, 2000	10,000	11,099	31,082	19,009	71,190
Net Loss	-0-	-0-	(5,931)	-0-	(5,931)
Unrealized holding gains (losses) on securities, net of tax	-0-	-0-	-0-	(10,816)	(10,816)
Stockholders' Equity (Deficit), December 31, 2001	$ 10,000	$ 11,099	$ 25,151	$ 8,193	$ 54,443

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001 and 2000

Operating Activities	**2001**	**2000**
Net Income / (Loss)	$ (5,931)	$ 11,787
Adjustments to Reconcile Net Income/(Loss) to Net Cash From Operating Activities		
Decrease (Increase) in Assets:		
Accounts Receivable	5,167	(40,061)
Increase (Decrease) in Liabilities:		
Accounts Payable - Trade	(100)	2,200
Accrued Property Taxes	-0-	(344)
Accrued Expenses	-0-	28,120
Net Cash From Operating Activities	(864)	1,702
Investing Activities		
Marketable Securities	10,816	(635)
Net Cash From Investing Activities	10,816	(635)
Financing Activities		
Unrealized Holding Gain on Securities, net of tax	(10,816)	(2,664)
Net Cash From Financing Activities	(10,816)	(2,664)
Net Decrease in Cash	(864)	(1,597)
Cash at Beginning of Period	7,289	8,886
Cash at End of Period	$ 6,425	$ 7,289

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000

A. Organization

The Corporation is registered as a securities broker/dealer and is subject to the requirements of the Securities and Exchange Commission, the National Association of Securities Dealers, and the various states in which it is registered.

B. Significant Accounting Policies

A summary of the Corporation's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Accounting

The Corporation utilized the accrual basis of accounting; whereby income is recognized as earned and expenses are recognized as obligations are incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term investments with an original maturity of three months or less, cash on deposit, money market funds and certificates of deposit.

Income Taxes

Paramount Financial Capital Markets, Inc. files as part of the consolidated corporate tax return of PFG Holdings, Inc.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Investment tax credits are accounted for by the flow-through method as a reduction of income tax expense in the years in which such credits are allowable for income tax purposes.

Revenue

Revenue is derived primarily from commissions on the sale of investment private placements and are recognized as earned when such investment funds are permitted to be withdrawn from escrow accounts.

B. Significant Accounting Policies – (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. Investment in Marketable Securities

Investments in marketable securities are recorded at fair value. The cost and estimated market value of investment in marketable securities are as follows:

	Cost	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2000,				
Available for Sale:				
Equity Securities	$ 34,383	$ 21,850	$ 2,841	$ 53,392
December 31, 2001,				
Available for Sale:				
Equity Securities	$ 34,383	$ 10,559	$ 2,366	$ 42,576

The change in net unrealized gains on the securities available for sale in the amount of $8,193 and $19,009 has been charged to other comprehensive income for the years ended December 31, 2001 and 2000, respectively.

D. Related Parties Transactions

Accounts Receivable

Accounts receivable consists of amounts due from PFG, Inc. The amounts due for the years ended 2001 and 2000 totaled $11,193 and $16,360, respectively.

Revenues and Expenses

An affiliate of the Corporation pays all general, administrative and occupancy expenses.

Substantially all commission fees earned during 2001 and 2000 were from limited partnerships, affiliates of the Corporation.

E. Reconciliation of Taxable Net Loss

The Corporations' operations are included in the consolidated tax return filed by the parent company, PFG Holdings, Inc.

Deferred taxes arise from differences in the accounting for unrealized holding gains from securities for book purposes and realized gain on sale of securities for tax purposes.

F. Net Capital Requirement

The Corporation, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Corporation will be required to maintain a net capital of $5,000.

F. Net Capital Requirement – (Continued)

The Corporation had the following balances at December 31, 2001 and 2000:

	2001	2000
Net Capital	$ 47,157	$ 61,868
Minimum Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 42,157	$ 56,868

Fentress, Brown
CPAs & ASSOCIATES

Todd M. Fentress, CPA
Amy C. Brown, CPA

8001 Ravines Edge Court • Suite 112 • Columbus, OH 43235-5421 • phone: 614.825.0011 • fax: 614.825.0014 • e-mail: info@fentressbrown.com
visit our website at *www.fentressbrown.com*

Independent Auditors' Report on Supplemental Data

To the Board of Directors of
Paramount Financial Capital Markets, Inc.
Granville, Ohio

Our report on our audit of the basic financial statements of Paramount Financial Capital Markets, Inc. for 2001, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental data on pages 13-17 is presented for purposes of additional analysis and is not a required part of the basic financial statements of Paramount Financial Capital Markets, Inc., but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fentress, Brown, CPAs + Assoc.

Fentress, Brown, CPAs & Associates, LLC
Certified Public Accountants
Columbus, Ohio
February 16, 2002

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For the year ended December 31, 2001

Aggregate Indebtedness		
Accrued Expenses	$	2,100
Total Aggregate Indebtedness	$	2,100
Net Capital	$	47,157
Minimum Capital Required to be Maintained		5,000
Excess of Net Capital Over Requirements	$	42,157
Ratio of Aggregate Indebtedness to Net Capital		.0498 to 1.0

Net Capital		
Stockholder's Equity:		
Common Stock	$	10,000
Additional paid-in-capital		11,099
Net Unrealized Gains on Securities		8,193
Retained Earnings (Deficit)		25,151
Total Equity		54,443
Less Non Allowable Assets:		
Allowance for Marketable Securities		(6,386)
Prepaid Expense		(900)
		(7,286)
Net Capital	$	47,157

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
RECONCILIATION OF COMPUTATION OF
NET CAPITAL UNDER RULE 15c3-1
For the year ended December 31, 2001

Net Capital as Reported in Part II A of Form X-17A-5	$	56,439
Adjustments:		
Difference in Allowance for Other Securities Held	$	1,534
Adjustments to Increase Liabilities for Taxes		-0-
Adjustment to Market Value of Securities		(10,816)
Net Capital as Reported in Supplemental Schedule - Calculation of Net Capital Under Rule 15c3-1	$	47,157

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-1
For the year ended December 31, 2001

The report does not include a Computation for Determination of the Reserve Requirements under Rule 15c3-3 as an exemption is claimed under rule 15c3-3(k)(2)(a)1.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the year ended December 31, 2001

The report does not include information relating to possession or control requirements, as the Corporation holds no customer funds or securities and an exemption is claimed under Rule 15c3-3.

The accompanying notes are an integral part
of these financial statements.

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
For the year ended December 31, 2001

A Statement of Changes in Liabilities subordinated to Claims of Creditors is not included in this report as the Corporation has had no subordinated liabilities during the audit period.

The accompanying notes are an integral part
of these financial statements.

Fentress, Brown
CPAs & ASSOCIATES

Todd M. Fentress, CPA
Amy C. Brown, CPA

8001 Ravines Edge Court • Suite 112 • Columbus, OH 43235-5421 • phone: 614.825.0011 • fax: 614.825.0014 • e-mail: info@fentressbrown.com
visit our website at www.fentressbrown.com

**Independent Auditors' Report
on Internal Control**

To the Board of Directors of
Paramount Financial Capital Markets, Inc.
Granville, Ohio

In planning and performing our audit of the financial statements of Paramount Financial Capital Markets, Inc. (a wholly-owned subsidiary of PFG Holdings, Inc.) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Paramount Financial Capital Markets, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Internal controls for the following areas are not applicable as the Corporation claims an exemption from these requirements: (1) in computing the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examination, count verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities 8 of Regulation T of the board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the corporation has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitation in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fentress, Brown, CPAs + Assoc.

Fentress, Brown, CPAs & Associates, LLC
Certified Public Accountants
Columbus, Ohio
February 16, 2002

PARAMOUNT FINANCIAL CAPITAL MARKETS, INC.
(A Wholly Owned Subsidiary of PFG Holdings, Inc.)

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000